Tech Central, Inc.
134 West Mission
Fallbrook, CA 92028
TechCentralinc.com
702-241-3268

July 20, 2016

Via EDGAR

Justin Dobbie

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re: Tech Central, Inc.

Registration Statement on Form S-1/A
Filed July 20, 2016
File No. 333-212438

Dear Justin Dobbie:

This is Tech Central Inc.'s (the Company) response to your correspondence dated July 8, 2016 relating to the Company's Registration Statement on Form S-1 filed on July 8, 2016. For ease of reference, each of the Staff's comments is reproduced below, followed by our response.

General

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For example, it appears your filing should include updated interim financial statements for the most recent quarterly period pursuant to Rule 8-08 of Regulation S-X. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Response:

We have included the financial statements for the period ended March 31, 2016.

Sincerely,

/s/ Joseph Lewis
CEO, Tech Central, Inc.